August 15, 2007
NEWS RELEASE

Silver Standard and Esperanza Update San Luis Exploration

Vancouver, B.C. –Silver Standard Resources Inc. (NASDAQ: SSRI; TSX: SSO) and Esperanza Silver Corporation (TSX.V: EPZ) are pleased to announce more results of ongoing diamond drilling at the San Luis high-grade gold and silver joint venture property in central Peru.

Bianca Vein

Drilling on the Ayelén vein has identified a previously unknown sub-parallel vein. The Bianca vein, which does not outcrop, is located between the Ayelén and Inés veins. To date, two holes have intersected the new vein with additional drilling planned to further define it. Preliminary indications are that the Bianca vein is a splay off of the Ayelén vein.

San Luis Project – Selected Diamond Core Drill Results – August 2007 BIANCA VEIN
Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Interval (feet)	Gold (oz/ton)	Silver (oz/ton)
A-SL-079	125.8	130.0	4.20	8.1	503.3	13.8	0.24	14.7
A-SL-084	81.4	84.5	3.1	3.9	220.1	10.2	0.11	6.4
Intervals refer to core length rather than true thickness which is to be determined.

Ayelén Vein Extended

Drilling on the Ayelén Vein continues to extend the drill-tested gold and silver mineralization along strike, and to infill prior drilling to better define the mineralization before the commencement of an underground exploration program planned to begin later this year, subject to receipt of permits. Significant drill results include:

•
in drill hole A-SL-077, an angled hole drilled north of drill hole A-SL-035, a 15.4-foot interval averaging 0.52 ounces per ton gold and 19.2 ounces per ton silver (4.7 meters averaging 17.9 grams per tonne gold and 657.0 grams per tonne silver).

•
in drill hole A-SL-069, an angled hole drilled beneath hole SL-06-025, a 18.6-foot interval averaging 0.18 ounces per ton gold and 7.9 ounces per ton silver (5.7 meters averaging 6.2 grams per tonne gold and 271.4 grams per tonne silver).

The Ayelén vein has been identified over 600 meters of strike length and exploration is continuing to define the structure to the south.  High grade mineralization has been found up to 225 meters below the top of the ridge down to the 4,350 meter level.  Holes intersecting the Ayelén vein below that level have only intersected anomalous gold and silver mineralization.  Recent step out drill results for the Ayelén Vein are summarized below:

San Luis Project – Selected Diamond Core Drill Results – August 2007 AYELÉN VEIN
Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Interval (feet)	Gold (oz/ton)	Silver (oz/ton)
A-SL-067	64.0	65.5	1.5	0.9	80.8	4.9	0.03	2.4
A-SL-069	229.0	234.7	5.7	6.2	271.4	18.6	0.18	7.9
A-SL-070	254.8	256.0	1.2	0.4	126.0	3.9	0.01	3.7
A-SL-072	58.6	59.9	1.3	1.8	135.9	4.3	0.05	4.0
A-SL-073	33.6	36.9	3.3	0.2	33.5	11.1	0.01	1.0
A-SL-075	210.0	212.1	2.1	2.5	147.5	6.9	0.07	4.3
A-SL-076	259.3	260.0	0.7	0.7	185.0	2.3	0.02	5.4
A-SL-077	42.1	46.8	4.7	17.9	657.0	15.4	0.52	19.2
A-SL-078	46.6	47.7	1.1	3.3	114.0	3.6	0.09	3.3
A-SL-080	198.6	199.9	1.3	0.7	144.0	4.3	0.02	4.2
A-SL-081	182.8	184.3	1.5	0.4	25.0	4.8	0.01	0.7
Intervals refer to core length rather than true thickness which is to be determined.

Drilling of Other Veins

Drill hole A-SL-082 was spotted to test for deep extensions of the Ayelén vein and collared to the east of the Inés vein.  It intersected comparable gold and silver mineralization in the Inés vein as found in nearby trenches.

San Luis Project – Selected Diamond Core Drill Results – August 2007 INES VEIN
Drill Hole	From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Interval (feet)	Gold (oz/ton)	Silver (oz/ton)
A-SL-082	15.5	19.0	3.5	10.0	115.4	11.5	0.3	3.4
Intervals refer to core length rather than true thickness which is to be determined.

The eastern veins, Regina and Paula, have each been further tested with a single drill hole at depth with neither hole encountering significant mineralization.  A second drill hole that tested the Paula vein at depth is currently in the lab for assaying.

Work has commenced on mapping, rock sampling and prospecting new areas of the project to locate the sources of the stream sediment anomalies identified in the reconnaissance work carried out on the joint venture’s 250 sq. km (96 sq. mile) block late in 2006.

Joint Venture Interests

Silver Standard holds a 55% interest in the San Luis joint venture and Esperanza 45%. Silver Standard has elected to increase its interest in the joint venture to 70% by funding costs required to complete a feasibility study. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies.  Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia.  The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through exploration and development of its own silver projects.  Silver Standard also has an approximate 14% equity ownership of Esperanza and participated in this year’s equity offering and increased its percentage interest. (SSRI-SL)

QUALIFIED PERSON: Kenneth C McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by joint venture personnel under his supervision.  All samples were submitted to ALS Chemex in Lima, Peru for analysis.

For silver, initial analysis was completed using four-acid digestion with an ICP finish. For samples over 200 ppm silver, re-analysis was completed using four-acid digestion with an AA finish. For samples over 1 kg silver, re-analysis was completed using fire assay with a gravimetric finish.

For gold, initial analysis of 30 gram samples was completed using fire assay with an AA finish. For samples over 10 grams gold, re-analysis of 30 gram samples was completed using fire assay with a gravimetric finish.

SAFE HARBOR: Some statements in this release are forward-looking in nature.  The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements.  Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs.  The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production.  Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian securities regulators and both companies’ Form 20-F filed with the U.S. Securities and Exchange Commission.  The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein.  Silver Standard and Esperanza expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways.  Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the companies do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

For further information, contact:
Esperanza Silver Corporation	Silver Standard Resources Inc.
William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com
Robert A. Quartermain, President
Vancouver, B.C.
Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations
Vancouver, B.C.
N.A, toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com
www.silverstandard.com

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responsibility for the adequacy or accuracy of this news release.